UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 10 March 2015
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY DIRECTORS OF GOLD FIELDS LIMITED AND MAJOR
SUBSIDIARIES.
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings Requirements")
we hereby advise that Mr PA Schmidt, a director of Gold Fields
Limited, Mr. NA Chohan, a director of a major subsidiary Gold Fields
Operations Ltd, Ms. TL Harmse, a prescribed officer of Gold Fields
Ltd, Mr. A Baku, a director of a major subsidiary Gold Fields Ghana
Ltd, and Messrs R Weston, A Munt, CW Du Toit, P Woodhouse, and
C Feebrey, all directors of a major subsidiary, Gold Fields
Australasia Pty Ltd, and Mr JH Pauley, a director of a major subsidiary Gold Fields Orogen (BVI) Holdings sold all or some of their shares which were awarded to them in terms of the Gold Fields
Limited 2012 Plan, as amended.
Performance Shares (PS) are conditionally awarded and the actual number of PS which should be settled to a participant three years after the original award date is determined by the company’s performance measured against the performance of seven other major gold mining companies (the peer group) based on the relative change in the Gold Fields share price compared to the basket of respective
US dollar share prices of the peer group. The number of shares to be settled will range from 0% to 200% of the conditional award.
Bonus Shares (BS) are linked to the annual bonus whereby the equivalent of two-thirds of the cash bonus is granted in Bonus
Shares.
Details of the transactions are set out below:

PA Schmidt
Nature of transaction On market sale of shares in terms of
the above 2012 scheme
Transaction Date 06 March 2015
Number of Shares 42,311
Class of Security Ordinary Shares
Market Price per Share
R51.4974
Total Value
R2,178,906.49
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial

PA Schmidt
Nature of transaction Off market vesting of shares in terms
of the above 2012 scheme
Transaction Date 06 March 2015
Number of Shares 57,245
Class of Security Ordinary Shares
Market Price per Share R54.1960
Total Value R3,102,450.02
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
NA Chohan
Nature of transaction On market sale of shares in terms of
the above 2012 scheme
Transaction Date 06 March 2015
Number of Shares 16,405
Class of Security Ordinary Shares
Market Price per Share R51.4974
Total Value R844,814.85
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
NA Chohan
Nature of transaction Off market vesting of shares in terms
of the above 2012 scheme
Transaction Date 06 March 2015
Number of Shares 22,195
Class of Security Ordinary Shares
Market Price per Share R54.1960
Total Value R1,202,880.22
Vesting Period
The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
TL Harmse
Nature of transaction On market sale of shares in terms of
the above 2012 scheme
Transaction Date 06 March 2015
Number of Shares 16,828
Class of Security Ordinary Shares
Market Price per Share R51.4974
Total Value R866,598.25
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
A Baku
Nature of transaction On market sale of shares in terms of
the above 2012 scheme
Transaction Date 06 March 2015
Number of Shares 35,115
Class of Security Ordinary Shares
Market Price per Share R51.4974
Total Value R1,808,331.20
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial

A Munt
Nature of transaction On market sale of shares in terms of
the above 2012 scheme
Transaction Date 06 March 2015
Number of Shares 23,522
Class of Security Ordinary Shares
Market Price per Share R51.4974
Total Value R1,211,321.84
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
A Munt
Nature of transaction On market sale of shares in terms of
the above 2012 scheme
Transaction Date 06 March 2015
Number of Shares 14,798
Class of Security Ordinary Shares
Market Price per Share R51.4974
Total Value R762,058.53
Vesting Period The award vests on 12 and 18 months
following grant date
Nature of interest Direct and Beneficial
CW du Toit
Nature of transaction On market sale of shares in terms of
the above 2012 scheme
Transaction Date 06 March 2015
Number of Shares 26,780
Class of Security Ordinary Shares
Market Price per Share R51.4974
Total Value R1,379,100.37
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
CW du Toit
Nature of transaction On market sale of shares in terms of
the above 2012 scheme
Transaction Date 06 March 2015
Number of Shares 16,846
Class of Security Ordinary Shares
Market Price per Share R51.4974
Total Value R867,525.20
Vesting Period
The award vests on 12 and 18 months
following grant date
Nature of interest Direct and Beneficial
P Woodhouse
Nature of transaction
On market sale of shares in terms of
the above 2012 scheme
Transaction Date 06 March 2015
Number of Shares 25,150
Class of Security Ordinary Shares
Market Price per Share R51.4974
Total Value R1,295,159.61
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial

P Woodhouse
Nature of transaction On market sale of shares in terms of
the above 2012 scheme
Transaction Date 06 March 2015
Number of Shares 15,822
Class of Security Ordinary Shares
Market Price per Share R51.4974
Total Value R814,791.86
Vesting Period The award vests on 12 and 18 months
following grant date
Nature of interest Direct and Beneficial
C Feebrey
Nature of transaction On market sale of shares in terms of
the above 2012 scheme
Transaction Date 06 March 2015
Number of Shares 22,521
Class of Security Ordinary Shares
Market Price per Share R51.4974
Total Value R1,159,772.95
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
C Feebrey
Nature of transaction On market sale of shares in terms of
the above 2012 scheme
Transaction Date 06 March 2015
Number of Shares 10,433
Class of Security Ordinary Shares
Market Price per Share R51.4974
Total Value R537,272.37
Vesting Period
The award vests on 12 and 18 months
following grant date
Nature of interest Direct and Beneficial
JH Pauley
Nature of transaction On market sale of shares in terms of
the above 2012 scheme
Transaction Date 06 March 2015
Number of Shares 29,434
Class of Security Ordinary Shares
Market Price per Share R51.4974
Total Value R1,515,774.47
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.
10 March 2015
Sponsor:
JP Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 10 March 2015
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer